As Filed with the Securities and Exchange Commission on March 17, 2000
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                           IRVINE SENSORS CORPORATION
                (Name of registrant as specified in its charter)

           Delaware                                        33-0280334
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or jurisdiction)

                              3001 Redhill Avenue
                          Costa Mesa, California 92626
                                 (714) 549-8211
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                    James D. Evert, Chief Executive Officer
                           Irvine Sensors Corporation
                       3001 Redhill Avenue, Building III
                          Costa Mesa, California 92626
                                 (714) 549-8211
           (Name, address, including zip code, and telephone number,
             including area code, of agent for service of process)

                             --------------------

                                 With Copy To:
                                Debra K. Weiner
                           Grover T. Wickersham, P.C.
                        430 Cambridge Avenue, Suite 100
                          Palo Alto, California 94306

                             --------------------

 Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                                                   Proposed
                                                                    Maximum        Proposed
                                                                   Offering        Maximum               Amount of
        Title of Each Class of                Amount to be         Price Per       Aggregate            Registration
      Securities to be Registered              Registered          Share(1)      Offering Price(1)          Fee


---------------------------------------------------------------------------------------------------------------------
Common Stock                                      4,331,644(2)           $9.00           $38,984,796          $10,292
=====================================================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) and equal to the closing price of the Common Stock on The Nasdaq SmallCap MarketSM on March 15, 2000.

(2)   Registered for resale by certain Selling Stockholders.


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Exchange Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion Dated March 17, 2000

                                4,331,644 Shares

                           IRVINE SENSORS CORPORATION

                                  Common Stock

     This prospectus covers a total of 4,331,644 shares of our common stock. Certain of our stockholders, whom we refer to in this prospectus as the selling stockholders, have shares of our common stock that they may reoffer for resale from time to time in the public market. This prospectus may also be used by the selling stockholders' pledgees, donees, transferees or other successors in interest. Sometimes we refer to the selling stockholders and their pledgees, donees, transferees or other successors in interest as the sellers. See "Selling Stockholders" for a list of the selling stockholders. Of the shares offered by this prospectus, (1) 3,391,151 shares of common stock were sold in private placements conducted in December 1999 and March 2000, (2) 377,095 shares are issuable upon exercise of outstanding warrants issued to investors and as incentives to third parties other than our selling agents and (3) 563,398 are issuable upon exercise of warrants issued to our selling agents in the December 1999 and March 2000 private placements.

     The sellers may offer the shares of common stock from time to time in brokerage transactions, which may include block transactions, in the over-the-counter market or negotiated transactions at prices and terms prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. The sellers may sell the shares directly to purchasers, through broker-dealers acting as agents for the Sellers or to broker-dealers who may purchase the sellers' shares as principals and then sell the shares from time to time in the over-the-counter market, in negotiated transactions or otherwise, or by a combination of these methods. Broker-dealers who effect these transactions may receive compensation in the form of discounts or commissions from the sellers or from the purchasers of the shares for whom the broker-dealers may act as an agent or to whom them may sell as a principal, or both. See "Plan of Distribution."

     We will not receive any part of the proceeds from the resale of the shares by the selling stockholders. The selling stockholders and broker-dealers, if any, acting in connection with such sales, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of such securities might be deemed to be underwriting discounts and commissions under the Securities Act.

     Our common stock is traded on The Nasdaq SmallCap MarketSM under the symbol "IRSN" and on the Boston Stock Exchange under the symbol "ISC." On March 15, 2000, the closing sale price of our common stock on Nasdaq was $9 per share.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.
                                   __________

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is             , 2000.

Neither we nor the selling stockholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus is accurate as of the date on the cover. When we or a selling stockholder deliver this prospectus or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

                               _________________

                               TABLE OF CONTENTS
                               __________________

                                                                                         Page
                                                                                         ----

About this Prospectus...................................................................    3
Where You Can Find More Information.....................................................    4
Information Incorporated by Reference...................................................    5
Forward Looking Statements..............................................................    6
Prospectus Summary......................................................................    7
Recent Developments.....................................................................   10
Risk Factors............................................................................   10
Use of Proceeds.........................................................................   20
Selling Stockholders....................................................................   21
Plan of Distribution....................................................................   24
Experts.................................................................................   26
Legal Matters...........................................................................   26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, the selling stockholders may sell up to 4,331,644 shares of our common stock described in this prospectus in one or more offerings.

     The selling stockholders received or will receive these shares of common stock in several different ways:

     . The holders of a total of 3,391,151 shares purchased their stock, plus warrants to purchase an additional 337,095 shares, in private placements conducted in December 1999 and March 2000;

     . The selling agents in the December 1999 and March 2000 private placements may acquire up to 563,398 shares by exercising selling agents' warrants; and

     . The holders of other warrants are entitled to exercise those warrants to purchase a total of 40,000 shares.

     You should carefully read this prospectus together with additional information described under the next heading, "Where You Can Find More Information."

     As used in this prospectus, unless the context requires otherwise, "we," "us," "Irvine Sensors," "ISC" or the "Company" means Irvine Sensors Corporation, a Delaware corporation and its predecessor California corporation and consolidated subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can also inspect reports and other information we file with the Nasdaq SmallCap Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. We refer to that act throughout this prospectus as the Securities Act. The registration statement contains additional information about us and the common stock. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

     You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

          Corporate Secretary
          Irvine Sensors Corporation
          3001 Redhill Avenue, Building 3
          Costa Mesa, CA 92626
          Telephone:  (714) 549-8211

     You should rely only on the information provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

     Simply because this prospectus has been delivered or a sale has been made pursuant to this prospectus, you should not assume that such delivery or sale created an implication that all of the facts in the prospectus have remained unchanged. The statements made in this prospectus are made as of the respective dates indicated.

                     INFORMATION INCORPORATED BY REFERENCE

     We are incorporating the following documents previously filed with the SEC into this prospectus:

         (i) Our Annual Report on Form 10-K for the fiscal year ended October 3, 1999, filed pursuant to Section 13 of the Exchange Act;

         (ii) Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2000, filed pursuant to Section 13 of the Exchange Act;

         (iii) Our Definitive Proxy Statement for the February 29, 2000 Annual Meeting of Stockholders;

         (iv) All reports filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering; and

          (v) The description of our Common Stock contained in Form 8-A, filed pursuant to Section 12(b) of the Exchange Act.

     Any statements that we make in this prospectus or in any subsequent filings with the SEC modify or supersede any statements in documents incorporated or deemed to be incorporated by reference in this prospectus. If a statement in a document incorporated by reference has been modified by the prospectus or subsequent filings, that statement is no longer deemed to be incorporated by reference except as modified by the prospectus or subsequent filings.

     Upon request, we will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any documents described above, other than certain exhibits to such documents. You should address requests for such copies to: Irvine Sensors Corporation, 3001 Redhill Avenue, Building III, Costa Mesa, California 92626, Attention: Secretary, telephone (714) 549-8211.

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements which involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these or similar words carefully because they (1) discuss our expectations about our future performance; (2) contain projections of our future operating results or of our future financial condition; (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors discussed in "Risk Factors" later in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You will find additional risks described from time to time in our filings with the SEC. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the risk factors and elsewhere in this prospectus could have a material and adverse effect on our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

                               PROSPECTUS SUMMARY

                                  The Company

     We are the developer of proprietary technologies to produce extremely compact packages of solid state microcircuitry, which offer volume, power, weight and operational advantages versus less miniaturized alternatives. These advantages result from our ability to assemble microelectronic chips in a three-dimensional "stack" instead of alongside each other on a flat surface, as is the case with more conventional methods. These stacking technologies have also led to our development of collateral technologies for the design of low power and low noise chips, thinning of chips and various specialized applications of chips and stacked chip assemblies in fields ranging from image processing to digital photography.

     Our core chip-stacking technology was originally conceived and developed as a means of addressing the demands of space-based surveillance. However, the degree of miniaturization which could be realized from our technologies historically attracted research and development sponsorship from various U.S. government funding agencies for a wide variety of potential military and space applications. Since inception, we have derived most of our consolidated revenues from government-funded research and development. However, since the early 1990s, we have sought to commercially exploit our technologies, and we have received an increasing share of our consolidated revenues from the sale of commercial products.

     In October 1995, we formed a subsidiary, Novalog, Inc. (Novalog), to commercially exploit our low power chip technology in the field of wireless infrared data communication. In April 1997, we formed a subsidiary, MicroSensors, Inc. (MSI), to commercially exploit our technologies for low noise readout electronics and miniaturized inertial sensors as applied to the field of microelectromechanical systems or "MEMS." In June 1998, we formed a subsidiary, SFT Technologies, Inc. (SFT), formerly Imagek, Inc., to commercially exploit our technologies for miniaturized digital cameras and imaging devices. All three of these subsidiaries are consolidated subsidiaries. We have sold a minority interest in each entity to outside investors. The business plans of each of these consolidated subsidiaries require substantial additional capital. We have not yet identified the sources for this needed funding. Therefore, we cannot promise you that any of the subsidiaries will be able to secure the financing they need or that the financing will be available on acceptable terms. This offering will not permit us to finance the long-term business plans of our consolidated subsidiaries.

     We were originally incorporated in California in December 1974. We changed our state of incorporation to Delaware by incorporating a new corporation in January 1988 and merging the original California corporation into the new corporation in May 1988. Our principal executive offices are located at 3001 Redhill Avenue, Building. 3, Costa Mesa, California 92626, and our telephone number is (714) 549-8211. Our Web site is located at www.irvine-sensors.com. The information contained on our Web site is not part of this prospectus.

                                  The Offering

Common Stock Offered by
the Selling Stockholders.... 4,331,644 shares

Common Stock Outstanding.... 40,175,574 shares as of March 15, 2000. This number does not include (1) up to 1,404,081 shares we may issue upon exercise of outstanding options granted pursuant to our stock option plans; (2) up to 1,000,000 shares we may issue upon exercise of an outstanding put option to retire royalty obligations held by a related party; (3) up to 1,129,993 shares issuable upon exercise of outstanding warrants; and (4) up to 869,950 shares we may issue upon conversion of outstanding shares of our convertible preferred stock. See "Description of Capital Stock."

Risk Factors................ An investment in our common stock involves a high degree of risk and purchase of the shares should not be considered by any persons who cannot afford to lose their entire investment. See "Risk Factors."

Use of Proceeds............. We will receive no proceeds from the sale of the shares by the selling stockholders.

Nasdaq Symbol............... IRSN
Boston Stock Exchange Symbol ISC

                            Summary Financial Data

Consolidated Statements of Operations Data:

                                                          Year Ended                                            13 Weeks Ended
                        ------------------------------------------------------------------------------    ------------------------
                        October 1,     September 29,    September 28,    September 27,    October 3,     December 27,    January 2,
                          1995             1996             1997             1998           1999            1998           2000
                        ----------     ------------     ------------      -----------    -----------     -----------    -----------

Total revenues         $ 8,041,400     $ 12,024,200     $ 13,693,200      $ 9,314,500    $11,100,200     $  2,747,900  $  3,283,100
Loss from
 operations             (3,071,500)     (11,154,700)     (14,809,200)      (5,798,200)    (9,785,700)      (1,440,900)   (2,672,000)

Net loss                (4,137,500)     (15,914,700)     (14,875,600)      (4,243,500)    (9,115,700)      (1,363,500)   (2,498,100)

Basic and diluted net
 loss per common
 and common
 equivalent shares
                       $     (0.28)     $     (0.94)     $     (0.73)     $     (0.19)   $     (0.29)     $     (0.05)  $     (0.07)

Weighted average
 number of shares
 outstanding            14,966,500       16,874,300       20,475,100       24,597,700     31,244,300       28,697,300    35,947,100
------------------------------------------------------------------------------------------------------------------------------------


     We have not paid cash dividends on any class of our stock since our formation. Under Delaware law there are certain restrictions which currently limit our ability to pay cash dividends. We do not anticipate paying cash dividends at any time in the foreseeable future and we may never declare cash dividends.

     Loss per common and common equivalent shares includes, where applicable, cumulative dividends on Preferred Stock which have not been declared or paid.

Consolidated Balance Sheet Data:

                        October 1,     September 29,    September 28,   September 27,  October 3,    January 2,
                           1995            1996            1997             1998          1999          2000
                        -----------    ------------     -----------     ------------   -----------   -----------
Current assets          $ 9,927,500     $ 9,648,200     $ 6,637,200       $4,802,700   $ 6,640,850   $ 9,800,650
Current liabilities       3,545,400       5,787,100       7,395,600        2,296,000     5,375,300     7,852,300
Working capital           6,382,100       3,861,100        (758,400)       2,506,700     1,265,550     1,948,350
Total assets             15,609,200      21,742,200       9,449,300        7,064,700    10,510,350    14,247,050
Long-term debt              201,200       6,565,600       1,457,000          933,700       433,200     1,462,900
Stockholders' equity
  (deficit)               9,494,100       8,312,700      (2,939,900)       2,347,000     2,212,650     1,807,050

                              RECENT DEVELOPMENTS

     Between January 3, 2000 and March 6, 2000, holders of outstanding options exercised an aggregate of approximately 810,300 options. As a result of these option exercises, we received an aggregate of approximately $1,077,500 in gross proceeds. These proceeds have been added to working capital and are being used for general corporate purposes. In March 2000, we sold approximately 249,000 shares of our common stock in private placements. Approximately $2,097,100 in net proceeds were received from these offerings and have been added to our working capital.

                                 RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before you purchase any shares of our common stock. Additional risks and uncertainties, including those generally affecting the market in which we operate or that we currently deem immaterial, may also impair our business.

We have a History of Losses and a Substantial Accumulated Deficit

     Since our inception in December 1974, we have incurred substantial losses in every fiscal year. Our net losses were $9,115,700 for the fiscal year ended October 3, 1999, $4,243,500 for the fiscal year ended September 27, 1998 and $14,875,600 for the fiscal year ended September 28, 1997. In our current fiscal year, we have recorded a net loss of $2,498,100 for the 13 weeks ended January 2, 2000. As of January 2, 2000, we had an accumulated deficit of $65,436,800. Although Novalog was profitable in the last fiscal year, we cannot promise you that our other subsidiaries or divisions, or our company on a consolidated basis, will become profitable in the foreseeable future, if at all, or that any of our subsidiaries or our company on a consolidated basis will maintain profitability, once achieved.

     We anticipate that our expenses relating to developing, marketing and supporting the commercial development of our technologies through our various divisions and consolidated subsidiaries will increase substantially in the future. In particular, we expect to spend significantly on the following activities:

     . Developing new market opportunities for our current and future products and services;

     . Funding more research and development to improve our current products and to create new products and technologies;

     .    Expanding and improving our sales and marketing operations;

     . Developing new channels for distributing our products and providing our services;

     .    Expanding and improving our financial and operational infrastructure;
          and

     .    Broadening our customer support capabilities.

     Accordingly, in the foreseeable future, we expect to experience additional losses as our expenses for developing, marketing and supporting our current technologies and products and developing new technologies and products exceed our total revenues. These additional losses will increase our accumulated deficit.

     For more detailed information concerning our losses and other operating results, please see the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference. See "Information Incorporated by Reference" on page 5.

We have Shifted Our Business Focus

     Since commencing operations, we have devoted most of our resources to developing technologies for various defense-based applications, principally under government research contracts. In 1992, we began a fundamental shift in our business by broadening our focus to include commercial exploitation of our technologies. Since 1992, we have implemented this movement toward commercialization in a number of ways, including (1) the purchase and later shut down of the IBM cubing line; (2) the creation of the Novalog, MSI and SFT subsidiaries, each of which focuses on particular commercial applications of our technologies; and (3) the development of various stacked-memory products intended for military and aerospace markets. Novalog began selling its products in October 1995; MSI received its first commercial contract in June 1998, and SFT has recently raised a portion of the funds needed to continue the development of its products. Therefore, while the changes noted above have made possible new consolidated revenue sources, they have not yet produced profitability on a consolidated company level. Because of this limited and not-yet successful commercial history, we cannot promise you that we will be able to make a successful shift from government research and development contract work to being a company that has products the commercial marketplace will accept and purchase.

Our Future Operating Results are Uncertain and are Likely to Fluctuate Significantly

     Our revenues, gross margins and other operating results may vary significantly from quarter to quarter. The fluctuations may be due to a number of factors, many of which are beyond our control. These factors include:

     .    Our or our competitors' introduction of new or enhanced products;

     . Market acceptance of our or our customers' existing or planned products;

     . Conflicting demands or other disruptions to our manufacturing sources of supply;

     . The time it takes for us to bring to market our products currently under development; and

     .    Our or our competitors' price changes or changes in pricing models.

     Due to all of the foregoing factors, we do not believe that period-to-period comparisons of our historical results of operations are good predictors of future performance. Furthermore, it is possible that in some future quarters our results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of our stock will likely be materially and adversely affected.

We Expect to Need Additional Financing

     If we cannot raise funds, when needed, on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could materially and adversely affect our business and annual results of operations. The failure to generate sufficient cash flows or to raise sufficient funds to finance growth could require us to delay or abandon some or all of our plans or forego new market opportunities, making it difficult for us to respond to competitive pressures. We believe that our cash reserves and cash flows from operations will be adequate to fund our operations for the next 12 months. However, if we expect to pursue available growth opportunities, we will need additional financing during the current fiscal year. We may also need to raise more money within the next 12 months for unforeseen reasons. In addition, we are likely to need to raise more money thereafter either because the product development and market introduction costs of the products currently contemplated in our business plan and those of our subsidiaries are not yet being fully funded by internally-generated cash flows or because our plans have changed in response to our market circumstances and opportunities. Our capital requirements depend on many factors, including, but not limited to:

     .    The rate at which we develop and introduce our products and services;

     . The market acceptance and competitive position of our products and services;

     . The level of promotion and advertising required to market our products and services and attain a competitive position in the marketplace; and

     .    The response of competitors to our products and services.

     At the time we require additional funding, such funding might not be available on terms favorable to our stockholders or us or in sufficient amounts. If additional funds are raised through the issuance of common stock, such stock might be offered at a price lower than the fair market value of our common stock at the time of the sale and would therefore reduce the value of the common stock of our then current stockholders. Even if the value of our common stock does not decrease, the percentage ownership of our then current stockholders will be reduced by the issuance of the new stock.

You are Facing a Substantial Investment Risk by Purchasing Our Stock

     Your investment in our common stock must be considered highly speculative due to the nature of our business, the industry in which we operate, the present stage of our development, as well as the corresponding factors for our subsidiaries. Our future and that of our subsidiaries is greatly dependent upon the successful introduction of new products related to various emerging market areas. The subsidiary operations are additionally subject to all of the risks inherent in a new business enterprise, including (1) the absence of a substantial operating history, (2) the shortage of cash, (3) undercapitalization and (4) the substantial expense of new product development. We expect to encounter various problems, expenses, complications and delays in connection with the development of our products and business and those of our subsidiaries. We cannot promise you that we or our subsidiaries will be able to overcome such obstacles and achieve, and then sustain, profitable operations.

We Remain Dependent on Defense Contract Revenues which are Subject to Economic and Other Risks Beyond Our Control

     Although we have been shifting our focus to include commercial exploitation of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial, but diminishing portion of our consolidated revenues for the foreseeable future. General political and economic conditions, which no one can accurately predict, directly and indirectly affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially-funded contracts can be affected by such factors. Therefore, cutbacks in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business.

Our Future Success Depends on the Timely Completion and Market Acceptance of New Products and Our Ability to Keep Up with Rapid Technological Change

     Rapidly changing technology, evolving industry standards, frequent announcements and introductions of new or enhanced products and services and changing customer demands characterize the markets for our products. Both we and our subsidiaries are focused on emerging markets that are potentially subject to rapid growth. It is very difficult to predict market reaction to new products in such circumstances. It is critical to our success that we move quickly to market with new products before technological advances make them obsolete. We may not be able to do so. We are also dependent upon our ability to adapt to rapidly changing technologies, to adapt our products to meet evolving industry standards and to continually improve the performance, features and reliability of our products in response to both changing customer demands and competitive product offerings. Moreover, we cannot promise you that customers in these emerging markets will react favorably to ours or our subsidiaries' present or future products. It is important that we not only receive favorable market reaction initially, in order to begin generating sales, but we must be able to sustain the customers' level of interest in our products. In addition, because we have a limited history of competing in the intensely competitive commercial electronics industry, we cannot promise you that we will successfully be able to develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace. If we fail to successfully and quickly adapt to changing technologies and customer requirements, our business, results of operations and financial condition could be materially and adversely affected.

Our Markets are Highly Competitive

     The commercial electronics markets into which we and are subsidiaries have entered or are entering are intensely competitive and rapidly evolving. We expect competition to continue to increase both from existing competitors and new market entrants. We believe that our ability to compete depends on many factors both within and beyond our control, including:

     . The performance, features, price and reliability of our products as compared to those of our competitors;

     . The timing and market acceptance of new products and enhancements to existing products developed by us and our competitors;

     .    The quality of our customer service and support; and

     .    The effectiveness of our sales and marketing efforts.

     Virtually all of our current and potential competitors have longer operating histories in the commercial electronics market, and significantly greater financial, technical, marketing and other resources than we do. As such, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, or offer more attractive terms to purchasers than we can.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could impair our finances and business prospects. We cannot assure you that we will be able to compete successfully against existing or potential competitors or that competitive pressures will not materially impair our finances or business prospects.

Forward-Looking Statements may Prove Inaccurate

     We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this prospectus, could affect future financial results and could cause those results to differ materially from those expressed in our forward-looking statements contained in this prospectus. See "Forward-Looking Statements" on page 6.

We may be Unable to Protect Our Proprietary Rights in Our Products and
Technology

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark laws. As of February 29, 2000, we own 45 U.S. patents and 8 foreign patents, and we have other patent applications pending before the U.S. Patent and Trademark Office as well as various foreign jurisdictions. We cannot assure you that patents will issue based on any of our patent applications. Even if patents do issue, our existing and future patents and other intellectual property rights may be successfully challenged by others or invalidated. We cannot promise you that any existing or future patents will survive a challenge or will otherwise provide meaningful protection from competition. Furthermore, we cannot assure you that we or our subsidiaries will have the financial resources to provide vigorous defense or enforcement of patents or other intellectual property rights. If our proprietary rights are infringed by a third party, the value of our technology and products could be diminished and additional competition might result from the third party's use of those rights, which would materially and adversely affect our business and results of operations.

     We and our subsidiaries generally enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our products or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. There is also the risk that third parties could independently develop products or technology that are equivalent or superior to ours or that of our subsidiaries. In such case, we would have no course of action against such third parties.

     We have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the business partners to whom we grant non-exclusive licenses, they may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, we cannot assure you that these licensees will take the same steps we have taken to prevent misappropriation of our solutions or technologies.

Third Parties May Assert Infringement Claims Against Us

     Third parties may assert infringement claims against us. We do not believe that our technological processes infringe the proprietary rights of others, but we cannot assure you that third parties will not assert claims that we violate their rights. Although we have not been subject to any claims of these types in the past, any claims or litigation, if they occur, could subject us to significant liability for damages or could result in invalidation of our rights. In addition, even if we were to prevail, litigation could be time-consuming and expensive to defend and could result in diversion of our time and attention, which could materially and adversely affect our business and results of operations. Any claims or litigation from third parties might also result in limitations on our ability to use the intellectual property subject to these claims or litigation unless we entered into arrangements with the third parties responsible for the claims or litigation, which might be unavailable on reasonable terms, if at all.

Government Rights Limit Our Intellectual Property Rights

     Whatever degree of protection, if any, is afforded to us or our subsidiaries through our patents, proprietary information and other intellectual property, this protection will not extend to government markets that use certain segments of our technology. The government has the right to royalty-free use of technologies which we have developed under government contracts, including portions of our stacked circuitry technology. We are free to commercially exploit such government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you we could successfully do so.

We are Highly Dependent on Our Third Party Suppliers

     Since the closure of our manufacturing facilities for the stacked cubing line in Vermont, we have had no significant manufacturing capabilities and have no plans to directly conduct the manufacture of our products in the foreseeable future. We and our subsidiaries exclusively use third party suppliers to manufacture our products and prototypes of our future products. At the projected level of operations, both we and our subsidiaries have identified sources that are believed to be adequate to meet foreseeable needs. However, we cannot assure you that we or our subsidiaries will be able to cover changing manufacturing needs in the future. If we are unable to do so, that failure will have a material adverse impact on our operations and that of our subsidiaries. Moreover, since we do not have our own manufacturing capability, we may be less able to respond to competitive changes in the marketplace than our competitors who do have control of their own manufacturing facilities. That could give our competitors a substantial advantage.

We May be Unable to Maintain Our Listing on the Nasdaq(TM) SmallCap Market

     Our common stock is publicly traded on the Nasdaq SmallCap Market. In 1998, The Nasdaq Stock Market put into effect new and more restrictive standards for companies wanting to maintain their listing on this market. Prior to the implementation of these new regulations, we briefly dropped below the pending standards due to the substantial loss associated with our Vermont plant closure. In order to retain our listing, we had to demonstrate to the satisfaction of the Nasdaq staff that we met the new standards and that we could stay in compliance with those new standards for the foreseeable future. While we were able to meet the new requirements at that time, we have at times since then been below one or more of the maintenance requirements. At January 2, 2000, we met minimal standards to maintain our Nasdaq listing, but were not in compliance with all of the quantitative maintenance standards under which could achieve that result. As of the date of this prospectus, we are again in compliance with multiple criteria to maintain our listing. However, we cannot promise you that we will be able to stay in compliance with the SmallCap Market maintenance requirements in the future. In particular, we expect that anticipated losses from our MSI and SFT consolidated subsidiaries as they continue to develop their products are likely to continue to erode our consolidated net worth until, and if, such subsidiaries are able to generate material revenues from the sales of their planned products. Accordingly, our continued compliance with the Nasdaq listing requirements may be dependent on maintenance of a $35 million or greater market capitalization, unless or until we successfully raise additional equity financing. We cannot promise you that we will be able to do so. We do believe that we have reduced the risk of being delisted since we were able to raise funds in recent private placements of our equity securities and our current market capitalization is substantially in excess of $35 million. However, this capital infusion and current market capitalization only eliminates the risk of delisting for the foreseeable future. It does not permanently eliminate the risk.

Third-Party Financing of Our Subsidiaries Could Dilute Our Control and Potential Return from Prior Investments

     The financing of our Novalog and SFT subsidiaries to date have involved significant sales of minority equity interests. We have repurchased a substantial portion of the minority equity interests of Novalog, but we do not now have sufficient discretionary capital to continue this practice with respect to Novalog or any other subsidiary or to adequately finance the future business plans of any of our subsidiaries. Our subsidiaries are seeking to sell additional equity interests to finance at least some portion of their business plans. Our ability to enjoy the benefits of any potential increase in value on the part of our subsidiaries can be greatly reduced by third-party financings. This is true both because of reduced equity interests in the subsidiaries and because our control of our subsidiaries is lessened or eliminated. Significant third-party investment in our subsidiaries will likely result in third-party investors receiving subsidiary board representation and/or protective covenants that could result in our losing voting control of our subsidiaries. SFT recently closed a third-party financing involving such features plus additional investor protections. This financing has reduced our ownership interest in SFT to slightly above 50% as of February 2000 and to slightly below 40% after the future effect of warrant and option exercises. We could experience additional dilution due to default or price anti-dilution provisions of SFT's recent financing or a subsequent IPO, if one were to occur. In certain circumstances, it is possible that we or our subsidiaries could experience very substantial transactions costs or "break-up" fees in connection with efforts to obtain financing. Third-party financings of subsidiaries will inherently complicate our fiduciary and contractual obligations and could leave us more vulnerable to potential future litigation. The outcome of litigation is inherently unpredictable, and even the costs of prosecution could have a materially adverse effect on our results of operations.

Our Success Depends on Certain Key Employees

     Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our growth strategy. The loss of the services of any of our senior level management or other key employees would likely have a material adverse effect on our business and quarterly and annual results of operations.

     Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is extremely intense. We may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. We expect in the future to continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

A Legal Dispute between Novalog and One of its Customers Could Adversely Impact Our Consolidated Results of Operations

     In September 1999, Novalog, one of our consolidated subsidiaries, had a dispute with one of its customers regarding a supply contract. That customer filed a lawsuit against Novalog seeking unspecified damages and the rights to manufacture a certain model of an integrated circuit chip used to control wireless infrared data transmission, which chip is proprietary to Novalog. Subsequent to the filing of the lawsuit, Novalog and the customer conducted settlement discussions that resulted in the customer withdrawing the lawsuit without prejudice, and Novalog resuming shipment to the customer of the chip that is the subject of the dispute. A renegotiation of the contract which triggered that dispute is underway. However, if that dispute were to revive in the future without successful contract renegotiation, we believe there is a strong likelihood that the customer would promptly reinstate the lawsuit. The outcome of any litigation is uncertain. An adverse judgment in this potential litigation could have a materially adverse impact on Novalog which, in turn, would also negatively impact ISC's consolidated results of operations.

Future Sales of Shares by Existing Stockholders Could Affect Our Stock Price

     If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. As of the date of this prospectus, we have a total of approximately 3.4 million shares that we have sold in non-public offerings and therefore are considered "restricted stock" under Rule 144 promulgated under the Securities Act. We also have approximately 940,500 additional shares issuable upon exercise of warrants that are exercisable for restricted stock. We are registering all of these shares for resale by the security holders on the registration statement of which this prospectus is a part. In addition, as much as 7 million shares of restricted stock registered under registration statements declared effective in April 1998 and October 1999 may still be held by their original holders and are eligible for sale pursuant to those earlier registration statements. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline.

You Should not Rely on Press Releases, News Articles or Other Information not Contained in this Prospectus

     From time to time, we issue press releases concerning our products and services or other information about us or our subsidiaries. In addition, traditional and electronic publications or discussion forums may present information about us or our products and services. The information contained in these press releases, publications or forums may not be accompanied by other important information necessary for investors to fairly understand our business and the risks associated with an investment in our stock due, in part, to the practical limitations on the form and length of these channels of communications. In addition, online message boards and other forms of online communication among investors or other persons are not forums in which we have provided the information. It is common that some of the information posted or discussed in these forums is inaccurate. Therefore, you should not rely on any information not contained in this prospectus in making a decision to buy or sell our stock.

The Price of Our Common Stock is Likely to be Volatile

     The market prices of the securities of technology companies have been especially volatile. Our stock, in particular, has had historic periods of significant price volatility, including the current calendar year. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, if the market for technology stocks or the stock market in general experiences a loss in investor confidence, the market price of our common stock could be materially and adversely affected for reasons unrelated to our business or results of operations. The Nasdaq Stock Market experienced an approximate 9% decline in the three day period between March 13, 2000 and March 15, 2000, so the environment for the technology-heavy Nasdaq Market is currently highly uncertain and subject to extreme volatility. General market price declines or volatility in the future could adversely affect the price of our common stock. Short-term trading strategies of certain investors can also have a significant effect on the price of specific securities. Investors may be unable to resell their shares of our common stock at or above the price they paid for it.

We do not Expect to Pay Dividends

     We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends in the foreseeable future.

Provisions of Our Corporate Charter Documents Could Delay or Prevent a Change of Control

     Our Certificate of Incorporation grants our board of directors the authority to determine the relative rights and preferences of our preferred stock and gives the board the authority to issue such shares, all without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our company's assets upon liquidation, the right to special voting privileges, the right to receive dividends before dividends would be declared upon the common stock and the right to redemption of such shares, together with a premium, prior to any payments to holders of common stock. Our existing common and preferred stockholders have no redemption rights. The ability of the board to issue large blocks of preferred stock could have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such authority may delay or prevent a change of control of our company.

                                USE OF PROCEEDS

     We will receive no part of the proceeds of any sales or transactions made by the selling stockholders and/or their respective pledgees, donees, transferees or other successors in interest hereunder. Nevertheless, we will pay substantially all of the expenses incident to the offering of the shares, other than any discounts, concessions or commissions payable to any underwriters, dealers or agents, which expenses will be borne by each selling stockholders.

                              SELLING STOCKHOLDERS

     The selling stockholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the 4,331,644 shares of common stock. The selling stockholders received these shares of common stock in one of the following transactions:

       . The holders of a total of 3,391,151 shares purchased their stock, plus warrants to purchase an additional 337,095 shares, in private placements conducted in December 1999 and March 2000;

       . The selling agents in the December 1999 and March 2000 private placements may acquire up to 563,398 shares by exercising selling agents' warrants; and

       . The holders of other warrants are entitled to exercise those warrants to purchase a total of 40,000 shares.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interests, may offer the shares of common stock owned by them for sale as principals for their own accounts at any time and from time to time, on the Nasdaq SmallCap Market or in the over-the-counter market or otherwise at prices and terms then prevailing or related to the then current market price. The selling stockholders, or their pledgees, donees, transferees or other successors in interests, may also offer the shares in private sales at prices they negotiate. We will not receive any of the proceeds from the sale of any of the shares. Selling stockholders are not obligated to reimburse us for any portion of the expenses we incur in connection with this offering.

     Except as otherwise disclosed herein, to our knowledge and based on certain representations made by the selling stockholders, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The following table sets forth the name of each such selling stockholder and the shares of common stock beneficially owned by each such holder as of March 16, 2000 and immediately after the offering (assuming the sale of all of their shares offered hereby). Since the date on which they provided us with the relevant information, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock.

     Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.


                                                                                                 Beneficial Ownership
                                            Number of Shares                                       Following Offering
                                           Beneficially Owned               Shares            ---------------------------
                                               Prior to the                  to be                Number of       Percent
       Name                                      Offering                    Sold                   Shares         Owned
-------------------------                  ------------------              --------           ------------------   -------
Dunneville Finance SA (1)                     1,544,115    (2)          1,544,115   (2)                  0          --
Terivian Enterprises (1)                      1,191,765    (3)            888,889   (3)            302,876           *
Crescent International (1)                      448,884    (4)            448,844   (4)                  0          --
Nutley Investments (1)                          291,500    (5)            291,500   (5)                  0          --
Vermes FR General (1)                           121,000    (6)            121,000   (6)                  0          --
Oxcal Venture Fund LP (7)                        88,000    (8)             88,000   (8)                  0          --
Purling Holdings Limited (1)                     81,481    (9)             81,481   (9)                  0          --
Jean Dumont                                      55,000   (10)             55,000  (10)                  0          --
Myles Stott                                      55,000   (10)             55,000  (10)                  0          --
Concorde Bank Ltd. (1)                           44,000   (11)             44,000  (11)                  0          --
Lawrence R. Turel & Lori R. Turel JT             44,000   (11)             44,000  (11)                  0          --
Serge DuBois                                     44,000   (11)             44,000  (11)                  0          --
Charles B. Krusen                                51,810   (12)             51,810  (12)                  0          --
Felcom Capital Corp. (1)                         27,500   (13)             27,500  (13)                  0          --
Bergmont Limited (1)                             27,500   (13)             27,500  (13)                  0          --
Strideco Holdings Inc. (1)                       27,500   (13)             27,500  (13)                  0          --
Anita Berkis                                     27,500   (13)             27,500  (13)                  0          --
Grover T. Wickersham                             12,500   (14)             12,500  (14)                  0          --
Debra K. Weiner                                  12,500   (14)             12,500  (14)                  0          --
UMB Bank, N.A. Ttee
   FBO Latham & Watkins Master
   Trust & FBO Marc Rappel(15)                   23,100   (16)             23,100  (16)                  0          --
Marc Gart                                        15,000   (17)             15,000  (17)                  0          --
Stephen D. Blevit(16)                             9,900   (18)              9,900  (18)                  0          --
Marc Dumont(19)                                  61,817   (20)             16,317  (20)             45,500           *
Rohinron Aresh                                   10,100                    10,100                        0          --
Aresh Enterprises, Inc.                           5,050                     5,050                        0          --
Huntington Humboldt, Ltd.                         5,050                     5,050                        0          --
Michael Kraland                                   5,500   (21)              5,500  (21)                  0          --
Bailey & Company Inc.                           348,988   (22)            348,988  (22)                  0          --

____________
* Less than 1%.

(1) The Selling Stockholder is an offshore corporation or partnership that has invested either as principal or on behalf of its clients. In the latter circumstances, the laws of certain jurisdictions protect the identity of such clients from public disclosure.
(2) Includes 248,119 shares issuable upon exercise of warrants.
(3) Includes 148,148 shares issuable upon exercise of warrants and 302,876 shares issuable upon conversion of convertible preferred shares.
(4) Includes 40,804 shares issuable upon exercise of warrants.
(5) Includes 26,500 shares issuable upon exercise of warrants.
(6) Includes 11,000 shares issuable upon exercise of warrants.
(7) Grover T. Wickersham, a partner in the law firm of Grover T. Wickersham, P.C., legal counsel to ISC, may be deemed to be a beneficial owner of the Selling Stockholder because of his investment control. He disclaims such beneficial ownership of any such shares.
(8) Includes 8,000 shares issuable upon exercise of warrants.

                                         (Footnotes continue on following page.)
____________

(9) Includes 7,407 shares issuable upon exercise of warrants.
(10) Includes 5,000 shares issuable upon exercise of warrants.
(11) Includes 4,000 shares issuable upon exercise of warrants.
(12) Includes 4,710 shares issuable upon exercise of warrants.
(13) Includes 2,500 shares issuable upon exercise of warrants.
(14) Includes 12,500 shares issuable upon exercise of warrants. The selling shareholders are members of the law firm of Grover T. Wickersham, P.C., which law firm serves as legal counsel to ISC.
(15) Marc Rappel, the beneficial owner of the shares held by UMB Bank, as Trustee, is a member of Latham & Watkins, and Stephen D. Blevit is an associate of Latham & Watkins, which law firm periodically serves as legal counsel to ISC.
(16) Includes 2,100 shares issuable upon exercise of warrants.
(17) Includes 15,000 shares issuable upon exercise of warrants.
(18) Includes 900 shares issuable upon exercise of warrants.
(19) Mr. Dumont serves on the Board of Directors of ISC.
(20) Includes 16,317 shares issuable upon exercise of warrants.
(21) Includes 5,500 shares issuable upon exercise of warrants.
(22) Includes 347,888 shares issuable upon exercise of warrants.

                              PLAN OF DISTRIBUTION

     This prospectus covers the resale of the shares of common stock by the selling stockholders, or their pledgees, donees, transferees or other successors in interests. These persons are collectively referred to as the sellers.

     The sellers may from time to time sell the shares of common stock offered hereunder. They may make these sales on the Nasdaq SmallCap Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. They may sell the shares of common stock:

     . to or through one or more broker-dealers, acting as agent or principal in underwritten offerings;

     .  block trades;

     .  agency placements;

     .  exchange distributions;

     .  brokerage transactions;

     .  privately negotiated transactions;

     .  short sales; or

     .  in any combination of transactions.

     Any or all of the sales or other transactions involving the common stock described in this prospectus, whether effected by the sellers, any broker dealer or others, may be made pursuant to this prospectus. In addition, sellers with shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may sell those shares under Rule 144 rather than pursuant to this prospectus.

     To comply with the securities laws of certain states, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

     ISC and the selling stockholders have agreed, and later may further agree, to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the common stock, including liabilities arising under the Securities Act.

     We will amend or supplement this prospectus in the following circumstances and to the following extent: (1) if the securities are to be publicly sold at a price other than the prevailing market price, to disclose such price; (2) if the securities are to be sold in block transactions and the purchaser intends to resell, to disclose the nature and extent of such arrangements; or (3) if the compensation to be paid to broker-dealers is other than usual and customary discounts, concessions or commissions, to disclose the terms of such broker-dealer compensation. In the above-circumstances, the sellers may not make any offers or sales until an effective amendment or prospectus supplement is available.

     In connection with any transaction involving our common stock, broker-dealers or others may receive from the sellers, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. The sellers and any broker-dealers acting in connection with such sales, might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any part of the proceeds from the sale of the shares of common stock by the selling stockholders.

                                    EXPERTS

     The consolidated financial statements of Irvine Sensors Corporation for the fiscal years ended October 3, 1999 and September 27, 1998 have been included in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements for the year ended September 28, 1997 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 3, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The statements contained in the section entitled "Business - Patents, Trademarks and Licenses" of the Annual Report on Form 10-K for the fiscal year ended October 3, 1999, incorporated by reference in this prospectus, are included in reliance upon the opinion of Thomas J. Plante, Esq., Irvine, California, patent counsel for ISC, and upon his authority as an expert.


                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of common stock offered by this prospectus will be passed upon for us by Grover T. Wickersham, P.C., Palo Alto, California. Attorneys in that law firm are the owners of warrants to purchase 25,000 shares of Common Stock, and are selling stockholders in this prospectus.

                                4,331,644 Shares


                           IRVINE SENSORS CORPORATION


                                  Common Stock




                                     , 2000

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

  The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated to be as follows:

          SEC registration fee...............   $10,292
          Accounting fees and expenses.......     7,500   *
          Legal fees and expenses............    15,000   *
          Blue sky legal fees and expenses...     1,000   *
          Miscellaneous expenses.............     3,000   *
                                                -----------
             Total...........................   $36,792   *
                                                ===========

______________
*  Estimated expenses

Item 15.  Indemnification of Directors and Officers

          The General Corporation Law of the State of Delaware (the "General Corporation Law") provides for the indemnification of directors, officers, employees and other agents of the corporation under certain circumstances as set forth in section 145. Section 145 permits a corporation to indemnify its agents, typically directors and officers, for expenses incurred or settlements or judgments paid in connection with certain legal proceedings. Only those legal proceedings arising out of such persons' actions as agents of the corporation may be grounds for indemnification.

          Whether or not indemnification may be paid in a particular case depends upon whether the agent wins, loses or settles the suit and upon whether a third party or the corporation itself is the plaintiff. The section provides for mandatory indemnification, no matter who the plaintiff is, when an agent is successful on the merits of a suit. In all other cases, indemnification is permissive.

          If the agent loses or settles a suit brought by a third party, he or she may be indemnified for expenses incurred and settlements or judgments paid. Such indemnification may be authorized upon a finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation.

          If the agent loses or settles a suit brought by or on behalf of the corporation, his or her right to indemnification is more limited. If he or she is adjudged liable to the corporation, the court in which such proceeding was held must determine whether it would be fair and reasonable to indemnify him or her for expenses which such court shall determine. If the agent settles such a suit with court approval, he or she may be indemnified for expenses incurred in connection with the defense and settlement of the suit, upon a finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its stockholders.

          Under Section 145, the indemnification discussed above may be authorized by a majority vote of the disinterested directors or stockholders (the person to be indemnified is excluded from voting his or her shares) or the court in which the proceeding was brought.

          Under Section 145, a corporation may authorize, by by-law, agreement or otherwise, the indemnification of its agents in excess of that expressly permitted by Section 145. The Registrant's By-laws provide that indemnification shall be mandatory in all cases where it is permitted by Section 145.

          Section 102(b) of the General Corporation Law permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the fiduciary duty as a director. The Registrant's Certificate of Incorporation provides for elimination of personal liability of directors for breach of fiduciary duty as a director except for the following: (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) under Section 174 of the General Corporation Law; or (iv) for any transaction from which such director derived an improper personal benefit. The Registrant's Certificate of Incorporation further provides that modification or repeal of this provision may not affect the elimination of liability therein provided with respect to a director's personal liability for any act or omission that occurs prior to such modification or repeal.

          Finally, a corporation has the power to purchase indemnity insurance for its agents, even if it would not have the power to indemnify them. The Registrant has purchased such insurance.

          Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16.  Exhibits

     4.1  Form of specimen Common Stock certificate(1)

     5.1  Opinion of Grover T. Wickersham, P.C. re legality

    23.1 Consent of Grant Thornton LLP, independent accountants (see page II-8 of the Registration Statement)

    23.2 Consent of PricewaterhouseCoopers LLP, independent accounts (see page II-9 of the Registration Statement)

    23.3 Consent of Thomas J. Plante, Esq. (see page II-10 of the Registration Statement)

    23.4  Consent of Grover T. Wickersham, P.C. (included in Exhibit 5.1, above)

    25.1  Power of Attorney (included on page II-6 of the Registration
          Statement)

_________
(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991.

Item 17.         Undertakings

          (a)    Rule 415 Offering
                 -----------------

  The Registrant hereby undertakes:

               (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                   (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the " Securities Act");

                   (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
-----------------
registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

               (2) That for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Filings Incorporating Subsequent Exchange Act Documents by
              ----------------------------------------------------------
Reference
---------

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c)  Request for Acceleration of Effective Date or filing of
                    -------------------------------------------------------
                    Registration Statement on Form S-8
                    ----------------------------------

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

///


///

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, California, on March 16, 2000.

                                        IRVINE SENSORS CORPORATION


                                        By: /s/ James D. Evert
                                            -----------------------------
                                            James D. Evert
                                            President and Chief Executive
                                            Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James D. Evert and John J. Stuart, Jr., and each of them, his attorneys-in-fact and agents, each with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:




/s/ James D. Evert                  President, Chief Executive    March 16, 2000
----------------------------        Officer and Director
James D. Evert                      (Principal Executive
                                    Officer)


/s/ John J. Stuart, Jr.             Senior Vice President and     March 16, 2000
----------------------------        Chief Financial Officer
John J. Stuart, Jr.                 (Principal Financial and
                                    Accounting Officer)

/s/ James Alexiou                   Chairman of the Board         March 16, 2000
----------------------------
James Alexiou



/s/ John C. Carson                  Director                      March 16, 2000
----------------------------
John C. Carson



/s/ Joanne S. Carson                Director                      March 16, 2000
----------------------------
Joanne S. Carson



/s/ Marc Dumont                     Director                      March 16, 2000
----------------------------
Marc Dumont



/s/ Walter E. Garrigan              Director                      March 16, 2000
----------------------------
Walter E. Garrigan



 /s/ Frank P. Ragano                Director                      March 16, 2000
----------------------------
Frank P. Ragano



/s/ Wolfgang Seidel                 Director                      March 16, 2000
----------------------------
Wolfgang Seidel



/s/ Vincent F. Sollitto, Jr.        Director                     March 16, 2000
----------------------------
Vincent F. Sollitto, Jr.

Exhibit 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We have issued our reports dated December 21, 1999, accompanying the consolidated financial statements of Irvine Sensors Corporation and subsidiaries appearing in the 1999 Annual Report to Shareholders and accompanying the schedules included in the Annual Report on Form 10-K for the fiscal year ended October 3, 1999, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of said reports in this Registration Statement of Irvine Sensors Corporation on Form S-3 and to the use of our name as it appears under the caption "Experts."

Grant Thornton LLP
Irvine, California
March 15, 2000

Exhibit 23.2


                       CONSENT OF INDEPENDENT ACCOUNTANTS


  We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated December 16, 1997 relating to the financial statements, which appears in the 1999 Annual Report to Shareholders of Irvine Sensors Corporation, which is incorporated by reference in Irvine Sensors Corporation's Annual Report on Form 10-K for the fiscal year ended October 3, 1999. We also consent to the incorporation by reference of our report dated December 16, 1997 relating to the financial statement schedules, which appears in such Annual Report on Form 10-K. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


PricewaterhouseCoopers LLP
Costa Mesa, California
March 16, 2000

Exhibit 23.3


                           CONSENT OF PATENT COUNSEL

          I hereby consent to the reference to me in the section of the prospectus entitled, "Experts," contained in the Registration Statement on Form S-3 of Irvine Sensors Corporation of which this Consent is a part.



                                                    /s/ Thomas Plante
                                                    -----------------
                                                    Thomas J. Plante


March 15, 2000
Irvine, California

                                 EXHIBIT INDEX


4.1  Form of specimen Common Stock certificate(1)

5.1  Opinion of Grover T. Wickersham, P.C. re legality

23.1 Consent of Grant Thornton LLP, independent accountants (see page II-8 of the Registration Statement)

23.2 Consent of PricewaterhouseCoopers LLP, independent accountants (see page II-9 of the Registration Statement)

23.3 Consent of Thomas J. Plante, Esq. (see page II-9 of the Registration Statement)

23.4 Consent of Grover T. Wickersham, P.C. (included in Exhibit 5.1, above)

25.1 Power of Attorney (included on page II-6 of the Registration Statement)


_________
(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991.